

May 27, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of PPG Industries, Inc., under the Exchange Act of 1934:

- 1.875% Notes due 2025

- 2.750% Notes due 2029

Sincerely,

**New York Stock Exchange**
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
**nyse.com**